Filed by Health Sciences Acquisitions Corporation 2

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Health Sciences Acquisitions Corporation 2

Commission File No. 333-266660

Date:  September 20, 2022

The following social media posts are being filed in connection with the proposed business combination of Health Sciences Acquisitions Corporation 2 and Orchestra BioMed, Inc.

Twitter

We announced the presentation of positive long-term clinical results from the MODERATO II Control Patients Crossover Extension Study at #TCT2022 https://www.orchestrabiomed.com/news-events

Linkedin

We announced the presentation of positive long-term clinical results from the MODERATO II Control Patients Crossover Extension Study at #TCT2022. See the details in our press release here: https://www.orchestrabiomed.com/news-events

Important Information for Investors and Shareholders

This communication relates to the proposed business combination (the “Business Combination”) of Health Sciences Acquisitions Corporation 2, a Cayman Islands exempted company (“HSAC2” or the “Company”), and Orchestra BioMed, Inc., a Delaware corporation (“Orchestra”) pursuant to an Agreement and Plan of Merger Agreement (the “Merger Agreement”). In connection with the proposed Business Combination, HSAC2 has filed a registration statement on Form S-4 with the SEC on August 8, 2022 (as may be amended, the “Registration Statement”), which includes a preliminary document that when finalized in definitive format will serve as a prospectus and proxy statement of HSAC2, referred to as a “proxy statement/prospectus.” The definitive proxy statement/prospectus will be sent to all HSAC2 shareholders. HSAC2 also will file other documents regarding the Business Combination and related transactions with the SEC. Before making any voting decision, investors and security holders of HSAC2 are urged to read the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination and the related transactions as they become available because they will contain important information about the proposed Business Combination and related transactions.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HSAC2 through the website maintained by the SEC at www.sec.gov or by directing a request to: Health Sciences Acquisitions Corporation 2, 40 10th Avenue, Floor 7, New York, NY 10014.

Forward Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “shall,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements may include, but are not limited to, statements regarding estimates and forecasts of the closing of the Business Combination, achievement of the conditions necessary for the closing of the Business Combination, achievement of the earnout consideration, other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of the respective management teams of HSAC2 and Orchestra and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of HSAC2 and Orchestra. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect HSAC2 or the expected benefits of the Business Combination, if not obtained; the failure to realize the anticipated benefits of the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other parties; the ability of HSAC2 prior to the Business Combination, and the combined company following the Business Combination, to maintain the listing of their respective shares on Nasdaq; costs related to the Business Combination; the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement and the transactions contemplated by the Business Combination by the shareholders of HSAC2, the satisfaction of the minimum cash requirements of the Merger Agreement following any redemptions by HSAC2’s public shareholders; the risk that the Business Combination may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the outcome of any legal proceedings that may be instituted against HSAC2 or Orchestra related to the Business Combination, expiration of, or failure to extend, the period of time HSAC2 is afforded under its organizational documents and the final prospectus of HSAC2, dated August 3, 2020, to consummate the initial business combination with Orchestra; the attraction and retention of qualified directors, officers, employees and key personnel of HSAC2 and Orchestra prior to the Business Combination and the combined company following the Business Combination; the ability of the combined company to compete effectively in a highly competitive market; the ability to protect and enhance the combined company’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in the combined company’s industry; and, the uncertain effects of the COVID-19 pandemic; future financial performance of the combined company following the Business Combination; the ability of Orchestra and the combined company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; the ability of the combined company to generate sufficient revenue; the ability of the combined company to protect its intellectual property from competitors; the combined company’s ability to execute its business plans and strategy; and those risk factors set forth under the heading “Risk Factors” in the proxy statement/prospectus included in the Registration Statement.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HSAC2 nor Orchestra presently know, or that HSAC2 and Orchestra currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HSAC2’s and Orchestra’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of HSAC2 and Orchestra described above. HSAC2 and Orchestra anticipate that subsequent events and developments will cause their assessments to change. However, while HSAC2 and Orchestra may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing HSAC2’s or Orchestra’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

HSAC2 and its directors and executive officers as well as Orchestra and its directors and executive officers may be deemed participants in the solicitation of proxies from HSAC2’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in HSAC2 and the Business Combination is contained in the proxy statement/prospectus included in the Registration Statement, which is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Health Sciences Acquisitions Corporation 2, 40 10th Avenue, Floor 7, New York, NY 10014.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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